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SEC Mail Processing Section FEB 27 2017 Washington DC 414

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Ste 800
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT REPORT

Jeff Meister 949-640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope St. Suite 1500 (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Meister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Trading, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public — NOTARIAL JURAT ATTACHED

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 21 day of February,

2017 by Jeff Meister,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

JUDI LOWENTHAL
COMM. # 2095215
NOTARY PUBLIC-CALIFORNIA
COUNTY OF ORANGE
MY COMM. EXP. JAN. 26, 2019

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
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  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

Green Street Trading, LLC

SEC ID 8-44110

Report Pursuant to Rule 17a-5 (d)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as public document

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2016

Index to Financial Statements

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
Green Street Trading, LLC:

We have audited the accompanying statement of financial condition of Green Street Trading, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Green Street Trading, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2017

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 4,694,040
Restricted cash	84,110
Receivable from clearing organization	326,015
Deposit with clearing organization	250,018
Accounts receivable	1,272
Property and equipment, net	180,838
Other assets	174,452
Total assets	$ 5,710,745
Liabilities and member's equity	
Employee compensation and benefits payable	$ 1,035,294
Accounts payable and accrued expenses	513,971
Payable to related party	842,487
Income taxes payable	80,230
Total liabilities	2,471,982
Member's equity	3,238,763
Total liabilities and member's equity	$ 5,710,745

The accompanying notes are an integral part of this financial statement.

Green Street Trading, LLC
Notes to Statement of Financial Condition
December 31, 2016

1. ORGANIZATION AND BASIS OF PRESENTATION

Green Street Trading, LLC (the "Company") is a limited liability company formed in the State of California. The Company, formerly known as Green Street Advisors, Inc., was incorporated in the State of California on December 15, 1987. On July 11, 2014, the Company converted from a California corporation to a California limited liability company. On December 10, 2014, a reorganization of the Company took place and the Company was renamed Green Street Trading, LLC.

The Company is a wholly-owned subsidiary of Green Street Advisors, LLC (formerly known as Green Street Research, LLC) ("GSA") and is affiliated through common ownership with Green Street Investors, LLC ("GSI"). Prior to the reorganization, the Company was a wholly-owned subsidiary of Green Street Holdings, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company focuses primarily on Real Estate Investment Trusts and other publicly traded real estate investments. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), soft dollar arrangements between the Company and its clients are through a designated special account. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management adjust estimates and assumptions when facts and circumstances change.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company considers its investment of $2,914,426 in a short-term money market fund as cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

The Company holds a cash account in accordance with SEC Rule 15c3-3(k)(2)(i) with a balance of $84,110 at December 31, 2016. The Company disburses this cash to third parties on behalf of certain customers at the customers' direction.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not necessary.

Receivable from Clearing Organization

Receivable from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts as all amounts are considered collectible.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for major additions and improvements enhancing the function and/or useful life are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed using the straight-line method over useful lives of the related assets. The estimated useful lives for significant property and equipment categories are as follows:

Computer software	5 years
Office equipment	5-7 years
Leasehold improvements	Life of lease

Equity Based Compensation

Certain employees are issued equity awards by a parent company of GSA. Equity based compensation expense is measured at the grant date of the equity based awards that vest over set time periods based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards. As the equity awards are not equity of the Company, they are recorded in member's equity as deemed contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In July 2015, a non-controlling interest holder in a parent company of GSA issued awards to certain employees of the Company. The awards are re-measured at fair value each year. Compensation expense is recognized over the vesting period at the fair value of the award each year. The related compensation liability of $132,894 is included in employee compensation and benefits payable on the accompanying statement of financial condition.

Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. RECEIVABLE FROM CLEARING ORGANIZATION

The Company has a brokerage agreement with Industrial and Commercial Bank of China Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the broker agreement, the Company introduces all of its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. As of December 31, 2016, the receivable from the Clearing Broker of $326,015 was pursuant to these clearance agreements.

4. DEPOSIT WITH CLEARING ORGANIZATION

At December 31, 2016, the Clearing Broker has custody of $250,018 of the Company's cash balance which serves as collateral for any amounts due to the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

5. PROPERTY AND EQUIPMENT, NET

As of December 31, 2016, property and equipment consisted of the following:

Office equipment	$	171,913
Computer software		20,859
Leasehold improvements		19,949
		212,721
Less: accumulated depreciation		31,883
	$	180,838

6. INCOME TAXES

As discussed in Note 1, the Company is a wholly-owned subsidiary and is included in the consolidated income tax returns filed by a parent of GSA. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. On July 11, 2014, the Company converted to a California limited liability company and elected to be classified as a disregarded entity for federal income tax purposes. Therefore, the Company is not required to maintain a federal income tax provision.

In accordance with ASC Topic 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2016, the Company had no uncertain tax positions.

Tax years that remain subject to examination by various tax jurisdictions are 2012 – 2015.

7. RELATED PARTY TRANSACTIONS

The Company, GSA, and GSI share personnel, administrative expense, and office space. All costs incurred for such shared expenses are reimbursed quarterly in accordance with the Services Agreement. These shared expenses are allocated between the Company, GSA and GSI in accordance with the allocation methodology defined in the Services Agreement, which is as follows: (1) costs incurred in directly providing services to the Company, GSA or GSI shall be entirely allocated to the entity for which such services are provided; (2) personnel costs for management and general and administrative services shall be allocated based on the amount of time GSA personnel dedicate to the provision of such services to each GST and GSI; and (3) all other costs will be allocated based on the percentage of GSA's consolidated gross revenues earned by each of GSI and the Company or by such other method as GSA may from time-to-time determine is reasonable.

7. RELATED PARTY TRANSACTIONS (continued)

The Company executed a research services agreement with GSA on December 10, 2014. In accordance with the research services agreement, the Company is required to pay GSA license fees equal to 50 percent of its gross revenue net of all direct trading expenses, including, but not limited to clearing, floor brokerage execution, algorithmic trading execution, client fix connections, exchange fees, and order management costs, but excluding employee compensation and benefit expenses. At December 31, 2016 the amount payable to GSA for research services was $614,737.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

8. EMPLOYEE PENSION PLAN

The Company maintains a 401(k) Plan (the "Plan") as a defined contribution retirement plan for all eligible employees. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the IRS. In 2016, the Company matched 100% of employee contributions up to a maximum of four percent of total compensation.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2016, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company leases office space under non-cancelable lease agreements with third parties, which expire in 2021. The Company reflects lease expense over the lease terms on a straight-line basis. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Deferred rent related to the straight-line basis of leases is $18,634 as of December 31, 2016 and is included in account payable and accrued expenses in the accompanying statement of financial condition.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES (continued)

At December 31, 2016, the minimum annual payments are as follows:

Year ending December 31:

2017	$ 112,548
2018	114,302
2019	116,056
2020	117,810
2021	99,393
	$ 560,109

11. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $2,823,912 which was $2,573,912 in excess of its required net capital of $250,000 and the Company's ratio of aggregate indebtedness ($2,471,982) to net capital was .88 to 1, which is less than the 15 to 1 maximum allowed.

Green Street Trading, LLC

Exemption Report Pursuant to Rule 17a-5(d) 4

For the Period January 1, 2016 to December 31, 2016

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
Green Street Trading, LLC:

We have reviewed management's statements, included in the accompanying Green Street Trading, LLC's Exemption Report (the Exemption Report), in which (1) Green Street Trading, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 24, 2017

Green Street Trading, LLC's Exemption Report

Green Street Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii), for the most recent fiscal year ended December 31, 2016.

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2016.

(3) The Company met the exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended December 31, 2016.

Green Street Trading, LLC

I, Jeff Meister, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By: ____________

Title: CFO

2/24/2017